Exhibit 4.27

LEASE & OPTION AGREEMENT

2888 ROSS LANE, CENTRAL OREGON, OREGON

This lease agreement (the “Lease”) is made and entered into this 20th day of December, 2022, by and between Lender Capital, LLC, a Nevada limited liability company and/or his permitted assigns hereinafter referred to as “Lessor,” and Grown Rogue Gardens, LLC, an Oregon limited liability company, hereinafter referred to as “Lessee.” Lessee and/or Lessor may be referred to herein individually as “Party” and/or collectively as “Parties”.

RECITALS

A. WHEREAS, Lessor is the owner of certain real property located at 2888 Ross Lane, Central Point, Oregon, including three (3) Tax Lots 1200, 1201 and 1202 (approximately 35.00 acres, together with residential home, barns and other outbuildings), located in Jackson County, Oregon, further described in Exhibit “A,” attached hereto (the “Property”); and

B. WHEREAS, Lessee desires to lease from Lessor the Property as provided herein and Lessor desires to lease such Property to Lessee.

NOW, THEREFORE, for and in consideration of the foregoing Recitals and the mutual agreements of the Parties herein, it is agreed between Lessor and Lessee as follows:

1.	Description of Leased Premises.

1.1 Lessor hereby leases to Lessee, and Lessee hereby leases and accepts from Lessor, on the terms, covenants and conditions set forth herein, (i) the Property more particularly described in Exhibit “A,” (ii) all infrastructure and fixtures, and improvements, if any, (collectively, the “Improvements”) relating to the Property, (iii) all roads, gutters and drains, if any, located on, or used in connection with the Property, (iv) all water rights, if any, located on or used (or to be used) on the Property, and (v) all rights appurtenant to the Property (collectively, the “Leased Premises”).

1.2 Lessor and Lessee shall cooperate, and Lessor shall cause any Lessee or party in possession of the Property to cooperate, in a commercially reasonably manner with respect to the coordination of the beneficial use of the Leased Premises (and the rights granted hereunder) and the Property so as to provide that the operations of the Leased Premises and the operations of the Property, for their intended uses, are not materially disrupted or impaired.

1.3 This Lease is subject to all existing easements, servitudes, licenses, and rights-of-way for canals, ditches, levees, roads, parking lots, telephone, telegraph, electric power lines, railroads, pipelines, and other purposes whether recorded or not. Lessor will cooperate with Lessee in transferring the existing cannabis license for Lessee’s use at the Leased Premises.

1.4 Disclaimer. Lessor makes no representation or warranty of the suitability of the Leased Premises, any operational or mechanical conditions of the Leased Premises, code compliance, or otherwise suitability of the Leased Premises, safety conditions of the Leased

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Premises, environmental conditions of the Leased Premises, zoning entitlements or of any other permitted uses or aspect of the Leased Premises and/or any utilities, if any, and related equipment, if any, located on the Leased Premises. The Leased Premises do not contain any fire prevention and/or fire suppression systems or equipment.

2.	Term.

The term of this Lease (“Lease Term”) shall commence on January 01, 2023 (the “Commencement Date”) and shall end on December 31, 2023, unless sooner terminated pursuant to any provision hereof. Upon Initial Rents being paid in full from Lessee to Lessor, the Lessee shall take possession on January 01, 2023 and there is no right to any early possession of the Leased Premises. Lessee is taking possession of the Leased Premises on an ‘As-Is, Where-Is’ basis.

3.	Use.

The Lessor agrees to lease the Property to the Lessee for any permitted use allowed by Jackson County, Oregon. Lessee to deliver issued and valid permits to Lessor within fifteen (15) days upon issuance from any State or local government agency. Lessee shall comply in all respects with all requirements of all municipal, county and state authorities now in force, or which may hereafter be in force, pertaining to the use of the Leased Premises, and shall faithfully observe in all respects all municipal and county ordinances and state statutes and regulations now in force or which may hereafter be in force applicable to the Leased Premises. Lessee shall not use or release on the Property any Hazardous Materials (as hereinafter defined). As used herein, “Hazardous Materials Laws” means any federal, state or local laws, ordinances, regulations or policies relating to the environment, health and safety, and/or Hazardous Materials (including, without limitation, the use, handling, transportation, production, disposal, discharge or storage thereof) or to industrial hygiene or the environmental conditions on, under or about the Leased Premises, including, without limitation, soil, groundwater and indoor and ambient air conditions.

Lessee shall have access to the Leased Premises seven (7) days per week, twenty-four (24) hours per day during the Lease Term. Lessee hereby acknowledges that Lessor shall have no responsibility for the protection of the Leased Premises or Lessee’s employees, agents, contractors, shippers and invitees (each a “Lessee Party” and collectively the “Lessee Parties”) or their respective property from the acts of third parties. Lessee hereby assumes the risk of and shall hold Lessor harmless with respect to any personal injury or property damage in, on or about the Leased Premises caused by third parties, Lessee and/or Lessee Parties, but not including Lessor or Lessor’s agents.

4.	Rental.

4.1 Monthly Rental.

The monthly rent payable in advance monthly on or before the first day of each calendar month, every month throughout the Lease Term shall be SEVEN THOUSAND FIVE HUNDRED AND 00/100 U.S. DOLLARS ($7,500.00) per month (“Monthly Rent”). As the initial rent for the Leased Premises, Lessee shall pay to Lessor, in full, in advance within seventeen (17) calendar days of mutual execution of this Lease but no later than December 23, 2022, first and last month’s rents, in full, in an amount equal to FIFTEEN THOUSAND AND 00/100 U.S. DOLLARS ($15,000.00) (“Initial Rents”). If the Initial Rents are not paid in full by Lessee to Lessor and received by Lessor

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on or prior to December 23, 2022, then without further notice to either Party, this Lease will be null and void and the Parties shall have no further obligations to each other, whatsoever. After the Lease Term, if the Lease converts into an at-will lease, then Lessee shall pay to Lessor, in advance on or before the first day of each calendar month during the term of this Lease, an amount equal to the “At-Will Monthly Rent” as defined in Section 4.2.

4.2 At-Will Monthly Rent.

The “At-Will Monthly Rent” payable after the Lease Term shall be TEN THOUSAND AND 00/100 U.S. DOLLARS ($10,000.00) per month.

4.3 Late Payment.

Lessee acknowledges that late payment by Lessee to Lessor of rent or any other payment due hereunder will cause Lessor to incur costs not contemplated by this Lease, the exact amount of such costs being extremely difficult and impractical to fix. Such costs include, without limitation, processing and accounting charges, and late charges that may be imposed on Lessor by the terms of any encumbrance and note secured by any encumbrance covering the Premises. Therefore, if any installment of rent, or any other payment due hereunder from Lessee is not received by Lessor within fifteen (15) days of its due date, Lessee shall pay to Lessor an additional sum of five percent (5%) of such rent or other charge as a late charge. The parties agree that this late charge represents a fair and reasonable estimate of the cost that Lessor will incur by reason of late payment by Lessee. Acceptance of any late charge shall not constitute a waiver of Lessee default with respect to the overdue amount, or prevent Lessor from exercising any other rights or remedies available to Lessor.”

4.4 Net Lease.

This Lease is a net lease. Lessee shall pay for electrical, natural gas, propane, sewer, trash, water, telephone, cable, security, surveillance, well equipment, appliances, barn repairs, greenhouse repairs and maintenance, parking/driveway lot maintenance, fence and gate repair, interior and exterior maintenance, roof maintenance, and other costs and utilities associated with the Leased Premises. Lessor shall pay property taxes expenses of the Property not related to any personal property or fixtures placed on or in the Property. Lessee shall pay, prior to delinquency, all taxes levied or assessed against any personal property or fixtures placed in the Leased Premises, whether levied or assessed against Lessor or Lessee. If Lessee does not pay, in full, when due, Lessor may, but is not obligated to, pay said expense(s) on Lessee’s behalf and all sums paid by Lessor shall bear interest at the rate of eighteen percent (18%) and shall be immediately due and payable, by Lessee to Lessor, under the terms of this Lease.

4.5 Method of Payment of Rental.

All payments of Monthly Rent shall be in lawful money of the United States, and payable without deduction, offset, counterclaim, prior notice or demand. Lessee shall care for and maintain Leased Premises which shall include but not limited to the cleaning up and hauling away of garbage, illegal dumping or otherwise at Lessee’s sole and exclusive expense. Lessee shall maintain and keep the Property neat and orderly at Lessee’s sole and exclusive expense. Lessor shall be prohibited from making alterations to the Leased Premises without the express written

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consent of the Lessor which shall not be unreasonably withheld. All said alterations or otherwise, shall be restored at the Lessee’s sole and exclusive expense at the end of the Lease Term.

With exception to the Lessor being responsible for a maximum amount totaling $5,000 (five thousand dollars) throughout the term of this Lease, Lessee shall be responsible for the maintenance, repair and replacement of fixtures, improvements and/or equipment affixed to the Property,. Throughout the term of this Lease and from time to time, Lessee shall be responsible at its sole costs and expense of clearing and cleaning up of any and all dumping, trash and/or garbage. Lessee shall be solely responsible for, and pay when due, all charges related to the Property including but not limited to: repairs and maintenance related to its use, any and all utilities related to its use, sewer, trash, electricity, internet, cable, security systems, surveillance, water, gates, fencing, well equipment, interior and exterior maintenance including the roof, parking lot repair and maintenance, fenced yard repair and maintenance, HVAC repair and maintenance, remodeling costs, storm drain run off, telephone, gas, snow removal, etc. and all other utilities or services used by or supplied to Lessee, together with any taxes thereon, during the term of this Lease. These payments are to be made directly to the supplier or vendor. If Lessee does not pay, in full, when due, Lessor may, but is not obligated to, pay said utility, maintenance and/or repair expense(s) on Lessee’s behalf and all sums paid by Lessor shall bear interest at the rate of eighteen percent (18%) and shall be immediately due and payable, by Lessee to Lessor, under the terms of this Lease. Lessee shall pay for any and all utilities and services furnished to and/or used by Lessee on the Leased Premises, including, without limitation, all water, sewer, trash, electricity and natural gas. Lessee shall not sell any water or export or transfer any water to other lands or properties.

Lessee is leasing the Property ‘as-is, where-is’ without any representation or warranty of the utility, electrical system, suitability, operational condition, mechanical condition, safety condition(s), general condition(s) of the Property and/or any compliance of the Property or improvements on the Property or other codes or regulations that may or may not be required for any operations to be conducted on, in or about the Property by Lessee. Lessee agrees and hereby acknowledges that Lessee had sufficient time and opportunity to conduct and has conducted its own inspections with regard to the Property’s general and specific condition(s), mechanical suitability and operational condition, environmental condition, zoning, permitting, and furthermore has determined that the Property is suitable, operational and acceptable for any and all of Lessee’s purposes. Lessee has not relied on any representation or warranty or statement from the Lessor, its representatives and/or its agents. Lessee hereby accepts the Leased Premises in its “AS IS, WHERE IS” condition, with all faults and without any warranty or representation of any kind by Lessor. Lessee acknowledges and represents to Lessor that Lessee has had the full opportunity to and did in fact inspect the Leased Premises prior to entering into this Lease. Lessee at its cost shall be solely responsible for obtaining any necessary occupancy permits or licenses for Lessee’s use or occupancy of the Leased Premises, or any portion thereof, provided, however, that Lessor shall, at Lessee’s sole cost and expense, cooperate with Lessee in Lessee’s efforts to obtain any required permits or licenses.

Lessee at its sole cost and expense shall have the right to install its customary business signs on the Leased Premises or the building with the prior written consent of Lessor, which shall not be unreasonably withheld or delayed. Any sign installed on the building by Lessee shall comply with all applicable ordinances and any sign criteria established by the covenants, conditions and restrictions or the rules and regulations of the governing association, if any. Lessee shall be solely responsible for, and pay when due, all charges related to removal of the sign upon

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the termination of the Lease Term. Lessee will also be solely responsible for, and pay when due, all cost related to restoration of the Leased Premises at the end of the Lease Term, to the condition of the Property when the Lease began.

Notwithstanding any term or provision contained in this Lease, in the event the Property, the Improvements located thereon, and/or any part thereof suffers a casualty or calamity, Lessee and/or Lessor shall have no obligation to restore the Leased Premises.

4.6 Security Deposit. $0.00

4.7 Notice to Terminate and Vacate. At any time prior to May 1st, 2023, the Lessee shall have the right to terminate this lease without any penalty(s) by delivering a thirty (30) day written notice by Lessee to Lessor (“Early Termination”). There will be no extension and/or renewal of the Early Termination.

5.	Indemnity, Insurance, Waiver of Subrogation.

5.1 Indemnities.

5.1.1 Indemnity. Lessee shall protect, indemnify and hold Lessor, managers, members, officers, employees and agents of each of them (the “Lessor Entities”) harmless from and against any and all loss, claims, liability or costs (including court costs and attorney’s fees) incurred by reason of (a) any damage to any property (including but not limited to property of any Lessor entity) or any injury (including but not limited to death) to any person occurring in, on or about the Leased Premises or Building to the extent that such injury or damage shall be caused by or arise from any actual or alleged act, neglect, fault, or omission by or of Lessee or any of Lessee’s agents, contractors, managers, members, employees, licensees or invitees (collectively, the “Lessee Entities”) to meet any standards imposed by any duty with respect to the injury or damage; (b) any cause in, on or about the Leased Premises; (c) Lessee’s failure to comply with any and all governmental laws, ordinances and regulations applicable to the condition or use of the Premises or its occupancy; or (d) any breach or default on the part of Lessee in the performance of any covenant or agreement on the part of the Lessee to be performed pursuant to this Lease provided that the foregoing indemnity shall not apply to the extent solely arising out of the negligence or willful misconduct of Lessor or the Lessor Parties. Further, Lessee’s agreement to indemnify Lessor pursuant to this Section is not intended and shall not relieve any insurance carrier of its obligations under policies required to be carried pursuant to the provisions of this Lease, to the extent such policies cover the matters subject to the Lessee’s indemnification obligations; nor shall they supersede any inconsistent agreement of the parties set forth in any other provision of this Lease. The provisions of this Section shall survive the termination of this Lease with respect to any claims or liability accruing prior to such termination. Lessor hereby indemnifies Lessee and its subsidiaries, partners, parental or other affiliates and their respective members, shareholders, officers, directors, employees, and contractors (collectively, “Lessee Parties”) and holds Lessee and the Lessee Parties harmless from any Claims to the extent resulting from the negligence or willful misconduct of Lessor. Lessee’s agreement to indemnify Lessor and Lessor’s agreement to indemnify Lessee pursuant to this Section 5.1.1 is not intended to and shall not relieve any insurance carrier of its obligations under policies required to be carried by Lessor or Lessee pursuant to this Lease, to the extent such policies cover the matters subject to such indemnification obligations. Lessee hereby assumes all risk of damage to property or injury to persons in or about the Leased Premises from any cause, and Lessee hereby waives all claims in respect thereof against Lessor and the Lessor Parties, excepting where the damage is caused solely by the negligence or willful misconduct of Lessor or the Lessor Parties.

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5.1.2 Indemnity. Lessee shall indemnify, hold harmless, and, at Lessor’s option (with such attorneys as Lessor may approve in advance and in writing), defend Lessor and Lessor’s officers, directors, shareholders, partners, members, managers, employees, from and against any and all “Losses” (hereinafter defined) arising from or related to: (a) any violation by Lessee or any of Lessee’s Parties of any of the requirements, ordinances, statutes, regulations or other laws referred to in this Lease, including, without limitation, the environmental laws; (b) any breach of the provisions of this Lease by Lessee or any of Lessee’s Parties; or (c) any hazardous use on, about or from the Leased Premises of any Hazardous Material. The term “Losses” shall mean all claims, demands, expenses, actions, judgments, damages (whether consequential, direct or indirect, known or unknown, foreseen or unforeseen), penalties, fines, liabilities, losses of every kind and nature (including, without limitation, property damage, diminution in value of Lessor’s interest in the Leased Premises or the Building, damages for the loss or restriction on use of any space or amenity within the Building, sums paid in settlement of claims and any costs and expenses associated with injury, illness or death to or of any person), suits, administrative proceedings, costs and fees, including, but not limited to, attorneys’ and consultants’ fees and expenses, and the costs of cleanup, remediation, removal and restoration, that are in any way related to any matter covered by the foregoing indemnity.

5.1.3 Lessee shall not: (a) install facilities for or operate on Leased Premises a gasoline supply station or gasoline pump; (b) allow vehicles used or designed for the transportation of, or bulk amounts of, gasoline, petroleum product or explosives on Leased Premises; (c) store bulk gasoline, petroleum products or explosives on Leased Premises. Except with the prior written approval of Lessor, which approval may be withheld at the Lessor’s sole discretion, Lessee shall not cause, permit or suffer any “Hazardous Material” (defined below) to be brought upon, treated, kept, stored, disposed of, discharged, released, produced, manufactured, generated or used upon, about, or underneath the Leased Premises or any portion thereof by Lessee, its agents, employees, contractors, or invitees, or any other person. Any request for written consent by Lessor shall be in writing and shall demonstrate to the satisfaction of Lessor that the Hazardous Material is necessary to the business of Lessee, and will be stored, used and disposed of in a manner that complies with all federal, state or local laws, statutes, rules, regulations, ordinances, orders, permits or licenses applicable to the Hazardous Material. Any such approved use of Hazardous Materials shall continue during the term of this Lease to comply with all federal, state, and local laws, statutes, rules, regulations, ordinances, orders, permits or licenses applicable to Hazardous Material. “Hazardous Material” is defined for purposes of this Lease as any substance:

(i) which is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and is or becomes regulated by any governmental authority, agency, department, commission, board, or instrumentality of the United States, the State of Oregon, or any political subdivision thereof; or

(ii) which is or becomes defined as a “hazardous waste”, “hazardous substance”, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act (42 USC 9601 et seq.) and/or the Resource Conservation and Recovery Act (42 USC 6901 et seq.); or

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(iii) the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance, order, action, policy or common law.

5.2 Fire Insurance on Lessee’s Personal Property.

Lessee shall, at its sole cost and expense, purchase and maintain throughout the term of this Lease, fire, flood and casualty insurance on any structure on the Property of no less than its full insurable value and Lessee’s personal property as Lessee may deem appropriate. As it relates to the Leased Premises, Lessor shall be the sole beneficiary to said fire and casualty insurance policy. Lessee shall furnish Lessor with copies of such insurance policy, or with a certificate of the company issuing such insurance, certifying that the same is in full force and effect within fifteen (15) days of mutual execution of this Lease. If Lessee does not procure and maintain such insurance, Lessor may, but is not obligated to, procure such insurance on Lessee’s behalf and all sums paid by Lessor shall bear interest at the rate of eighteen percent (18%) and shall be immediately due and payable, by Lessee to Lessor.

5.3 Fire, Extended Coverage and All Perils Insurance.

Lessor may, at its sole cost and expense, during the term of the Lease keep the Improvements insured against loss or damage thereto by fire and other risks covered by insurance commonly known as the broad form of extended coverage. If Lessee does not procure and maintain such insurance, Lessor may, but is not obligated to, procure such insurance on Lessee’s behalf and all sums paid by Lessor shall bear interest at the rate of eighteen percent (18%) and shall be immediately due and payable, by Lessee to Lessor.

5.4 Waste.

Lessee shall not commit, or permit others to commit, waste on the Leased Premises, or maintain a nuisance upon the Leased Premises. Lessee accepts the Leased Premises in its present condition.

5.5 Liability Insurance.

At all times during the term hereof, Lessee shall keep in force, at its sole cost and expense, public liability and property damage insurance with respect to the Leased Premises and the business operated by Lessee, with coverage limits of not less than Two Million Dollars ($2,000,000) combined for each occurrence and in the aggregate. Lessee is also responsible for any Workers Compensation insurance required under state law with respect to Lessee’s operations on the Leased Premises. Prior to Lessee possession of Leased Premised, Lessor shall be added as an additional insured to Lessee’s liability insurance and such insurance shall contain a clause or endorsement to the effect that it may not be terminated or materially amended except after ten (10) days’ prior written notice to Lessor and Lessee. Lessee shall furnish Lessor with copies of such insurance policy, or with a certificate of the company issuing such insurance, certifying that the same is in full force and effect within fifteen (15) days of mutual execution of this Lease. If Lessee does not procure and maintain such insurance, Lessor may, but is not obligated to, procure such insurance on Lessee’s behalf and all sums paid by Lessor shall bear interest at the rate of eighteen percent (18%) and shall be immediately due and payable, by Lessee to Lessor.

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5.6 Mutual Waiver.

Anything in this Lease to the contrary notwithstanding, Lessor and Lessee each waive all rights of recovery, claim, action or cause of action, against the other, its agents (including partners, both general and limited), officers, managers, members, directors, shareholders or employees, for any loss or damage that may occur to the Leased Premises, or any improvements thereto, or the Property or any personal property of such party therein, by reason of fire, the elements, or any other cause that could be insured against under the terms of standard fire and extended coverage insurance policies, regardless of cause or origin, including negligence of the other party, its agents, officers or employees; and each Party covenants that no insurer shall hold any right of subrogation against such other Party. The waivers provided in this Section 5.6 shall not apply to the indemnity obligations of Lessee hereunder.

6.	Assignment and Subletting.

Lessee will not assign this Lease nor any interest therein nor let the Leased Premises, or any part of thereof, or any right or privilege appurtenant thereto.. Any assignment and/or transfer of this Lease or any rights hereof, in whole or in part, by Lessee will be considered null and void.

7.	Condemnation/Casualty.

7.1 If the entire Leased Premises is taken by any public or quasi-public agency or entity under the power of eminent domain during the term of this Lease, this Lease shall terminate and Lessor shall rebate any pro-rata rents remaining under the Term of this Lease.

7.2 If only a portion of the Leased Premises is taken by eminent domain, and such portion so taken adversely effects access to, or water or utilities available to, the Leased Premises or otherwise adversely impairs Lessee’s use of the Leased Premises or operations thereon, then Lessee may terminate this Lease by giving Lessor thirty (30) days’ prior written notice of termination. If only a portion of the Leased Premises is taken by eminent domain and Lessee does not terminate this Lease, the rent (base and expense pass-throughs) thereafter payable under this Lease shall be equitably abated.

7.3 No agreement, settlement, sale, or transfer to or with the condemning authority shall be made without the consent of Lessor and Lessee. Lessor and Lessee each agree to execute and deliver to the other Party any instruments that effectuate or facilitate the provisions of this Lease relating to condemnation. In the event of any taking, Lessor shall be entitled to any and all compensation, damages, income, rent, awards and any interest therein whatsoever that may be paid or made in connection therewith, awarded for the fee title of the Property, and Lessee shall have a claim for the leasehold interest in the Property including any unexpired term of this Lease, and for the unamortized value of any improvements to the Property made and paid for by Lessee. In addition, Lessee may also prosecute any claim directly against the condemning authority for moving expenses, loss of business, goodwill, for damage to, and cost of removal of, trade fixtures and other personal property belonging to Lessee, provided that no such claim shall diminish or adversely affect Lessor’s award.

7.4 If all or any portion of the Leased Premises is damaged or destroyed by casualty, Lessor shall be entitled to receive any and all the insurance proceeds.

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8.	Events of Default; Remedies.

8.1 Default by Lessee. Upon the occurrence of any of the following events, Lessor shall have the remedies set forth in Section 8.2 hereof:

8.1.1 The failure by Lessee to make any payment of rent or other payment required to be made by Lessee hereunder, as and when due, when such failure shall continue for a period of five (5) days after written notice thereof from Lessor to Lessee; provided, however, that any such notice shall be in lieu of, and not in addition to, any notice required under Oregon Code of Civil Procedure.

8.1.2 The failure to perform any other provision of this Lease if the failure to perform is not cured within thirty (30) business days after written notice has been given to Lessee; provided, however, that any such notice shall be in lieu of, and not in addition to, any notice required under Oregon Code of Civil Procedure.

8.1.3 Any bankruptcy or insolvency proceeding is filed by, or against, Lessee.

8.1.4 Upon any termination of the Lease by Lessor due to default by Lessee, all of Lessee’s right, title, and interest in and to any entitlements, fixtures, engineering, mapping, surveys or otherwise for benefit of and/or on the Leased Premises shall revert to Lessor.

8.2 Remedies.

In the event of any uncured default by Lessee, then in addition to any other remedies available to Lessor at law or in equity, Lessor shall have the immediate option to terminate this Lease and all rights of Lessee hereunder by giving written notice of such intention to terminate. In the event that Lessor shall elect to so terminate this Lease, then Lessor may recover from Lessee:

8.2.1 The worth, at the time of the award, of the unpaid Rent which had been earned at the time of termination; plus

8.2.2 The worth, at the time of the award, of the amount by which the unpaid Rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that Lessee proves could have been reasonably avoided; plus

8.2.3 The worth, at the time of the award, of the amount by which the unpaid Rent for the balance of the term after the time of award exceeds the amount of such rental loss that Lessee proves could have been reasonably avoided;

8.2.4 Any other amount necessary to compensate Lessor for all detriment proximately caused by Lessee’s failure to perform its obligations under the Lease or which in the ordinary course of things would be likely to result therefrom; and

8.2.5 Such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by applicable Oregon law.

The “worth at the time of the award” of the amounts referred to in Section 8.2.1 and 8.2.2 of this Section 8.2 is computed by allowing interest at such lawful rate as may be specified in the Lease or, if no such rate is specified in the Lease, at the legal rate. The worth at the

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time of award as to the amount referred to in Section 8.2.3 of Section 8.2, is computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award, plus eight percent (8.00%).

All of these rights shall be concurrent and cumulative and are in addition to, and not in derogation of, all other rights and remedies available to Lessor.

9.	Option To Purchase.

9.1 Option to Purchase Leased Premises. Subject to the terms and conditions of this Lease and the delivery of the option premium payment by Lessee to Lessor on or before December 24, 2022 in the amount of SIX THOUSAND AND 00/100 U.S. DOLLARS ($6,000.00) (“Option Premium Payment 1”), Lessor hereby grants to Lessee an option to purchase the Leased Premises subject to the requirements of this section as set forth below (“Option”) and as set forth in the purchase and sale agreement attached as Exhibit “B” (“Purchase Agreement”). Anytime after May 2, 2023 and subject to no Lease defaults and/or terminations of this Lease, Lessee shall be entitled to assign this Option to another entity managed by Obie Strickler.

9.2 Purchase Price. The Purchase Price for the Property shall be ONE MILLION SIX HUNDRED THOUSAND AND 00/100 U.S. DOLLARS ($1,600,000.00) and the other consideration set forth in the Purchase Agreement (“Purchase Price”).

9.3 Non-Refundable Escrow Deposit. On or prior to December 01, 2023, Lessee shall pay to Lessor TWENTY-FIVE THOUSAND AND 00/100 U.S. DOLLARS ($25,000.00) as consideration for the purposes of purchasing the Property (“Initial Deposit” as defined in the Purchase Agreement). With the payment of said Initial Deposit to Title Company (as defined in the Purchase Agreement) at the address indicated in Section 2.2 (a) of the Purchase Agreement, attached, this Option will be deemed to have been exercised. In reference to the Initial Deposit, Lessor and Lessee agree as follows: (a) except in the event of a breach of the Lease by the Lessor, the Initial Deposit is nonrefundable and immediately released to the Lessor by Title Company; (b) the Initial Deposit represents consideration for the option; (c) the Initial Deposit does not constitute a penalty or liquidated damages; and (d) if paid in full by Lessee to Lessor, the Initial Deposit, the Option Premium Payment 1 and SEVENTY-FIVE PERCENT (75%) of any Rents due and paid prior to December 02, 2023 shall be credited against the Purchase Price in the event the Property is purchased, by Lessee, in accordance to the terms and conditions of the Purchase Agreement on or prior to December 31, 2023. Subject to the terms and conditions of the Extension (defined below), if Lessee does not pay to Lessor the Option Premium Payment 1, in full, on or prior to December 24, 2022 AND Lessee does not pay to Lessor the Initial Deposit, in full, on or prior to December 02, 2023, then, without further notices to either party, this option under Section 9 and/or any other option to purchase, or otherwise, the Property and/or Leased Premises will be null and void, and Lessor will not be obligated, whatsoever, to negotiate, discuss, extend terms, promise, contemplate or enter into any further agreements, related to the purchase or otherwise of the Property and/or Leased Premises with Lessee.

9.4 Settlement and Closing. The settlement and escrow closing shall take place at the time, place, and based upon the conditions set forth in the Purchase Agreement.

9.5 {reserved}

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9.6 No Transfer, Conveyance, or Assignment of Property. During the pendency of this option under Section 9, the Lessor agrees that it shall not transfer, convey, assign, sell, or option the Property. Any said transfer, conveyance, assignment, sale or otherwise, in whole or in part, will be null and void.

9.7 “As-Is, Where-Is” Sale. Lessee acknowledges and agrees that Lessor makes no representation or warranty, whatsoever, either here or in the Purchase Agreement, of the condition, suitability, development potential, zoning, permitting, environmental condition, general condition, investment potential, use, or otherwise of the Leased Premises. All entry and inspection shall be preceded by at least 24 hours’ written notice to Lessee.

10.	Entry and Inspection.

Lessee shall permit Lessor and its agents to enter upon the Leased Premises at all reasonable times to inspect the same; or to exhibit the same to prospective purchasers, mortgagees, or lessees; provided, however, than such entry shall not unreasonably disturb Lessee or interfere with Lessee’s operations on the Leased Premises.

11.	Subordination.

Lessor and Lessee agree that this Lease shall be superior to any mortgage or deed of trust now or hereafter on the Property. Notwithstanding the foregoing, Lessee shall agree to subordinate this Lease to any mortgages or trust deeds now or hereafter placed upon the Leased Premises (and to any and all advances made or to be made under them, to the interest and all obligations secured by them, and to all renewals, replacements and extensions of them); if, but only if, as a condition to such subordination, the mortgagee or beneficiary named in any such mortgages or trust deeds shall agree (pursuant to an agreement reasonably satisfactory to Lessee), to not disturb Lessee or Lessee’s rights under this Lease/ Option as long as Lessee is not in default beyond any grace periods provided herein, such mortgagee or beneficiary shall recognize the Lease in the event of foreclosure, this Lease shall not terminate as a result of such foreclosure, and Lessee’s rights under this Lease shall continue in full force and effect and its possession be undisturbed except in accordance with the provisions of this Lease.

12.	Attornment.

Subject to Section 13 hereof, in the event of the sale or assignment of Lessor’s interest in the Leased Premises, or in the event of any proceedings brought for the foreclosure of, or in the event of exercise of the power of sale under, any mortgage or other security instrument made by Lessor covering the Leased Premises, Lessee shall attorn to the assignee or purchaser and recognize such purchaser as Lessor under this Lease.

13.	Right to Cure.

In the event of breach, default, or non-compliance hereunder by Lessor, unless an emergency situation, Lessee shall, before exercising any right or remedy available to it hereunder, at law or in equity, give Lessor written notice of the claimed breach, default, or noncompliance, and Lessor shall have a reasonable period of time (but not more than twenty (20) business days for a monetary default, nor thirty (30) business days for a non-monetary breach) to cure such default. Any amounts expended by Lessee to cure such Lessor defaults may be deducted from rents or other amounts thereafter coming due to Lessor hereunder.

Page 11 of 20	LESSEE:	LESSOR:

14.	No Recording.

Both Parties agree not to record this Lease. Anytime after May 2, 2023 and subject to no Lease defaults and/or terminations of this Lease, a Notice of Option will be recorded in the official records of Jackson County, Oregon. At the termination of this Lease, Lesse herby irrevocably agrees to immediately release and record the release of Notice of Option in the officials records

15.	Termination and Quitclaim.

At the end of the term hereof, whenever and however occurring, Lessee shall quit and surrender up to Lessor peaceable possession of the Leased Premises in their then condition.

16.	Pro-Rations.

Rental and any other payment, required to be made by Lessee hereunder shall be prorated between the Parties as of the date of termination of this Lease.

17.	Attorneys’ Fees.

If any action is brought by either Party against the other Party, relating to or arising out of this Lease, or the enforcement hereof, the prevailing Party is entitled to recover from the other Party reasonable attorneys’ fees, costs and expenses incurred in connection with the prosecution or defense of such action. For purposes of this Lease, the term “attorneys’ fees” or “attorneys’ fees and costs” means the fees and expenses of counsel to the Parties hereto, which may include printing, photostating, duplicating and other expenses, air freight charges, and fees billed for law clerks, paralegals and other persons not admitted to the bar but performing services under the supervision of an attorney, and the costs and fees incurred in connection with the enforcement or collection of any judgment obtained in any such proceeding. The provisions of this Section 17 will survive the entry of any judgment, and will not merge, or be deemed to have merged, into any judgment. “Prevailing Party” within the meaning of this Section 17 shall include a Party who dismisses an action for recovery hereunder in exchange for payment of the sums allegedly due, performance of covenants allegedly breached or consideration substantially equal to the relief sought in the action.

18.	Holding Over and Extensions.

18.1. Extensions. At the sole and absolute discretion of Lessee and subject to the terms and conditions of this Lease, Lessee may request a one (1) year extension of the Lease and the Option for a period commencing January 1, 2024 and ending December 31, 2024 with Monthly Rent equal to Nine Thousand Dollars ($9,000.00) per month, each and every month throughout the extension period (“Extension”) and the Purchase Price of the Option shall be adjusted to One Million Seven Hundred Thousand Dollars ($1,700,000.00) (“Adjusted Purchase Price”). In order to elect the Extension, Lessee shall deliver written notice and the Option Premium Payment 2 (defined below) to the Lessor no later than December 01, 2023. Lessee shall deliver to Lessor Fifteen Thousand Dollars ($15,000.00) as an additional option premium payment no later than December 02, 2023 (“Option Premium Payment 2”). Any and all credits defined in Section 9.3

Page 12 of 20	LESSEE:	LESSOR:

above shall be applied to the Adjusted Purchase Price in addition to the Option Premium Payment 2 and FIFTY PERCENT (50%) of any Rents due and paid prior to December 02, 2024 in the event the Property is purchased, by Lessee, in accordance to the terms and conditions of the Purchase Agreement on or prior to December 31, 2024. The Purchase Price as stated in the Exhibit B, Purchase Agreement shall be adjusted to the Adjusted Purchase Price.

18.2 Holding Over. Any holding over after the expiration of the term hereof or, if applicable, post the expiration of the Extension, shall be construed to be a tenancy from month-to-month at an amount equal to Twelve Thousand and 00/100 U.S. Dollars ($12,000.00) on a monthly basis, and shall otherwise be on the same terms herein specified, as far as possible. For avoidance of doubt, the monthly rent that shall be due and payable by Lessee to Lessor, paid in advance, in the amount of Twelve Thousand and 00/100 U.S. Dollars ($12,000.00) per month for any extension(s) of term up to four (4) months post the expiration of the term hereof or, if applicable, post the expiration of the Extension. No prorations of rents will be adjusted during and/or in any extension period of this Lease. The entire monthly rental amount of Twelve Thousand U.S. Dollars and 00/100 ($12,000.00) is due and payable on or before the 1st of every month for rents owed for the preceding months. In no event will this Lease be extended, held over or amended anytime past four (4) months post the expiration of the term hereof or, if applicable, post the expiration of the Extension. In any and all events, four (4) months post the expiration of the term hereof or, if applicable, post the expiration of the Extension, this Lease will be considered terminated by the Parties herein and neither Party shall have any further obligations to each other.

19.	Quiet Enjoyment.

Notwithstanding anything to the contrary contained herein, Lessor shall not commit, or suffer to be committed, any act or thing which may unreasonably disturb the quiet use and enjoyment by Lessee of the Leased Premises.

20.	No Waiver.

Failure of Lessor to insist upon the strict performance of any provision or to exercise any right hereunder shall not be deemed a waiver of any breach by Lessee. No provision of this Lease shall be deemed to have been waived unless such waiver shall be in writing signed by Lessor.

This Lease, conditions, covenants and terms, herein contained and to be performed by the Parties, are separate and independent; and the performance of each and every one is not conditioned or dependent upon performance of any other, unless specifically so stated within the language of the provision. Any provision of this Lease which shall prove to be invalid, void or illegal shall in no way affect, impair or invalidate any other provision hereof and such other provisions shall remain in full force and effect.

21.	Notices.

Any notice, demand, request, or other instrument which may be or is required to be given under this Lease, shall be in writing and shall be delivered personally, mailed by first class mail, postage prepaid, electronic mail or delivered by facsimile or by FedEx or other reputable overnight courier, and shall be addressed (i) if to the Lessor, at the place specified for payment of rent, and (ii) if to Lessee, at the Leased Premises. Either Party may designate such other address as shall be given by written notice. Notices at the execution of this Lease shall be sent as follows:

Page 13 of 20	LESSEE:	LESSOR:

IF TO LESSEE:			IF TO LESSOR:

Grown Rogue Gardens, LLC			Lender Capital, LLC
Attn: Obie Strickler			Attn: John Clair
P.O. Box 1055			1000 N. Green Valley Parkway
Jacksonville, OR 97530			#440-395
Telephone: (541) 613-7173			Henderson, NV 89074
Email:	obie@grownrogue.com		Telephone: (702) 776-9075
		Email:	info@tayloradmin.com
and
John@claircapital.com

22.	Partial Invalidity.

If any term, provision, condition or covenant of this Agreement or the application thereof to any party or circumstance shall, to any extent, be held invalid, void or unenforceable, the remainder of this Agreement, or the application of such term, provision, condition or covenant to persons or circumstances other than those as to whom or which it is held invalid, void or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law, and said invalid or unenforceable term, provision, condition or covenant shall be substituted by a term, provision, condition or covenant as near in substance as may be valid and enforceable.

23.	Construction.

Should any provision of this Lease require judicial interpretation, it is agreed that the court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against one Party by reason of the rule of construction that a document is to be construed more strictly against the person whom himself or through his agent prepared the same, it being agreed that the agents of both Parties have participated in the preparation thereof.

24.	Gender.

Whenever the context of any provision shall require it, the singular number shall be held to include the plural number, and vice versa, and the use of any gender shall include any other or all genders.

25.	Marginal Captions.

The various headings and numbers herein and grouping of the provisions of this Lease into separate sections are for the purpose of convenience only and shall not be considered a part hereof.

26.	Provisions Binding, Etc.

Except as otherwise provided, all provisions herein shall be binding upon and shall inure to the benefit of the Parties, their legal representatives, heirs, successors, and permitted

Page 14 of 20	LESSEE:	LESSOR:

assigns. Each provision to be performed by Lessee shall be construed to be both a covenant and a condition, and if there shall be more than one Lessee, they shall all be bound, jointly and severally, by such provisions.

27.	Entire Agreement.

This Lease and the exhibits, riders and/or addenda, if any, attached hereto, set forth the entire agreement between the Parties with respect to the lease of the Leased Premises. No oral modification of, or amendment to, this Lease shall be effective, but this Lease may be modified or amended by written agreement signed by the Lessor and Lessee. However, any amendments and/or modifications will be at the Lessor’s sole and absolute discretion. This Lease, supersedes all prior agreements with respect to the Leased Premises, written or oral. There are no understandings, agreements, or representations, oral or written, not specified herein regarding this Lease. Lessee, by the signature below, hereby acknowledges reading this Lease, understanding it, and agreeing to be bound by its terms and conditions.

28.	Additional Acts.

The Parties agree to execute such additional documents as may be necessary to carry out the intentions, terms and conditions of this Lease.

29.	No Third Party Beneficiaries.

This Lease has been made and is made solely for the benefit of Lessee and Lessor and their respective successors and permitted assigns. Nothing in this Lease is intended to confer any rights or remedies under, or because of this Lease, on any persons other than the parties to it and their respective successors and permitted assigns. Nothing in this Lease is intended to relieve or discharge the obligation or liability of any third persons to any party to this Lease.

30.	Civil Rights (Non-Discrimination).

Lessee, for itself and assigns, as part of the consideration hereof, does covenant and agree, as a covenant running with the land, that (1) no person, on the grounds of race, color, or national origin, shall be excluded from participation in, be denied the benefits of, or be otherwise subjected to discrimination in the use of Leased Premises; (2) that in connection with the construction of any improvements on Leased Premises, no discrimination shall be practiced in the selection of employees and contractors, by contractors in the selection and retention of first-tier subcontractors, and first-tier subcontractors in the selection and retention of second-tier subcontractors; and (3) that Lessee shall use Leased Premises in compliance with all other requirements imposed pursuant to Title 15, Code of Federal Regulations, Commerce and Foreign Trade, Subtitle A, Office of the Secretary of Commerce, Part 8 (15 C.F.R., Part 8), and as said Regulations may be amended. In the event of breach of any of the above non-discrimination covenants, Lessor shall have the right to immediately terminate this Lease, to re-enter and repossess Leased Premises, and to hold the same as though this Lease had never been made or issued.

31.	“Uniform” Act.

Should this Lease be terminated for any reason, Lessee hereby acknowledges, understands, agrees and waives any and all benefits under the Uniform Relocation Assistance and

Page 15 of 20	LESSEE:	LESSOR:

Real Property Acquisition Policies Act of 1970 as amended, or any other benefits under similar acts applicable to Lessee, or the premises.

32.	Singular/Plural.

In construing this Lease, where the context so requires, the singular includes the plural and all grammatical changes shall be made so that this Lease shall apply equally to corporations and individuals.

33.	Time.

Time is of the essence of this Lease as to each and every provision hereof. Failure of Lessor to object to the violation of any provision of this Lease shall not be deemed a waiver by Lessor of a subsequent similar breach nor of Lessor’s right to demand strict performance by Lessee of any provision contained therein.

34.	Relationship of Parties.

Nothing contained in this Lease shall be deemed or construed by the Parties to create the relationship of principal and agent, a partnership, joint venture or any other association between Lessor and Lessee.

35.	Governing Law.

This Lease is entered into and shall be governed by and construed in accordance with the laws of the State of Oregon, United States. Venue for any dispute arising hereunder shall be Jackson County, Oregon, United States.

36.	Interpretation.

This Lease shall be construed according to the fair meaning of its language. The rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be employed in interpreting this Lease.

37.	Authority of Signatories.

Each person executing this Lease individually and personally represents and warrants that he or she is duly authorized to execute and deliver the same on behalf of the entity for which he or she is signing (whether it be a corporation, limited liability company, general or limited partnership, or otherwise), and that this Lease is binding upon said entity in accordance with its terms.

{REMAINDER OF PAGE LEFT INTENTIONALLY BLANK}

Page 16 of 20	LESSEE:	LESSOR:

IN WITNESS WHEREOF, the Parties hereto have executed this Lease the day and year first above written.

LESSOR:	Lender Capital, LLC
a Nevada limited liability company

	By:	/s/ John Clair
		Name:	John Clair
		Its:	Manager

LESSEE:	Grown Rogue Gardens, LLC
an Oregon limited liability company

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Its:	Manager

Page 17 of 20	LESSEE:	LESSOR:

EXHIBIT A

Legal Description

LOTS 4, 5 AND 6 OF L AND N SUBDIVISION NO. 1, IN JACKSON COUNTY,
OREGON, ACCORDING TO THE OFFICIAL PLAT THEREOF, RECORDED IN
VOLUME 9, PAGE 94 OF PLAT RECORDS

Property Site Map

{attached}

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# Jackson County GIS

906
907
908
901
911
910
909
913
300
915
916
917
900
914
1100
1201
1200
1202
301
200
1000
800
500
400
100
1001
1002
700
600
6500
6400
1400
1500
1800
1900
2200
1300
1600
1700
2000
2100

October 24, 2017

1:4,147

0 0.035 0.07 0.14 mi

0 0.05 0.1 0.2 km

- County Line
- Streets - Label Only
- Taxlots
- Ashland
- Butte Falls
- Central Point
- Eagle Point
- Gold Hill
- Jacksonville
- Medford
- Phoenix
- Rogue River
- Shady Cove
- Talent

Jackson County GIS
©Jackson County 2017

Page 19 of 20	LESSEE:	LESSOR:

EXHIBIT B

PURCHASE AGREEMENT

{TO BE ATTACHED}

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